

SHAPE
ACCELERATOR

Bring back the beauty in your body...

The Opportunity

Why This Solution is the Right Fit…

Our modern lifestyle has not led to healthier habits. We are constantly surrounded by fast food and unhealthy options. But change is happening! Growing awareness is encouraging people to adopt better habits. The final hurdle? Letting go of the past—specifically, the white fat cells and cellulite that many are eager to eliminate.





Recently, our scientists discovered that a mustard extract, combined with a synthetic form of capsaicin—similar to what's found in chili peppers—effectively reduces fat and cellulite. Testing on a group of 37 men and women produced fascinating results, leading to the development of **Shape Accelerator's** unique formula.

Our Team - Talent and Collaboration Drive Our Success...



Etienne Hendrickx - Founder/CEO
Etienne is a serial entrepreneur with >30 years experience in various industries. Under his motto everything is possible he likes so see the succes built by using the strength of each member of the team



Kobe Daems - Managing Director
Kobe brings a fresh approach to entrepreneurship and innovation. With a background in International Business and experience as a Business Consultant, he is passionate about challenging the status quo and believes that age is no barrier to making an impact. Guided by his vision and the power of collaboration, Kobe sees the strength in every team member and values critical thinking in all aspects of business.



Frans van Hapert - CCO
As part of the Shape Accelerator team, Frans brings a wealth of international business experience to our company. Having worked for startups, scale-ups, and Fortune 500 firms, Frans focus will be on building long-term strategic partnerships with sales and distribution partners to accelerate our global growth.



Rowland Hanson - Communications
Rowland is a branding expert and CEO of The HMC Company. As Microsoft's former Vice President of Corporate Communications, he led the global launch of 'Windows' and shaped their branding strategy. Previously, he was Vice President of Worldwide Marketing at Neutrogena. He also serves as a trustee of the Microsoft Alumni Network & Foundation and holds an MBA from the Wharton School of Business.



Jerome Kennard - Marketing Director
Jerome has been responsible for leading marketing and business development efforts of various CPG eCommerce brands in the wellness/beauty space; increasing their sales volume to over 7-8 figures by leveraging social ad channels. He specializes in digital marketing, utilizing influencers, direct-response performance ads, and retention to capture audiences. His modus operandi is to capture and convert attention, increasing customer satisfaction and lifetime value, and building a brand that ultimately helps it's customers and delivers real value to them.

Where are we based?

Strategically Positioned for Global Impact...



St Petersburg - Florida

Our US Headquarters are based in St Petersburg - Florida



Logistics - USA

Our warehouse is based in Pennsylvania form where we serve the nation



Roermond - The Netherlands

Our European offices are in Roermond - the south of the Netherlands



Logistics - Europe

Our warehouse for the EU is based in Weert - The Netherlands

The How

Understanding the Science Behind It…

As infants, our bodies rely on brown fat cells to generate energy. As we age, these cells are replaced by white fat cells that are harder to burn and tend to accumulate in unwanted areas. **Shape Accelerator** works by converting white fat cells back into brown cells, and with the added capsaicin, helps the body burn off excess fat more effectively





Increase of Cutaneous Blood Microcirculation

In a study performed with 18 women aged 21 to 54 (mean age: 42.3 years) and having cellulite (Curri grades II and III), the capacity of **ShapeAccelerator** to stimulate the blood microcirculation was confirmed. A defined quantity of the test product (**ShapeAccelerator** or the corresponding placebo) were applied once to the thighs of the volunteers by a professional at the test institute.

How to Use It

Achieve Noticeable Results in Weeks…

Apply **Shape Accelerator** twice daily for 4 to 8 weeks to see visible fat reduction and cellulite reduction. Our test group results were impressive, with a placebo used to ensure objective measurements. The study showed a significant reduction in both abdomen and waist circumference in just a few weeks of use:
- Waist: **2,2 cm (0.9 Inch)** after 4 weeks and **3,4 cm (1.3 Inch)** after 8 weeks
- Abdomen: **3,2 cm (1.3 Inch**) after 4 weeks and **4,1 cm (1.6 Inch)** after 8 weeks



Reduction of the Waist Girth

■ 2 % Shape Accelerator

- 0.87 Inch*   - 1.3 Inch*

Waist girth in Inch

36
35
34
33

Initial conditions   After 4 weeks   After 8 weeks

*p<0.0001 versus initial conditions

Reduction of the Abdomen Girth

■ 2 % Shape Accelerator

- 1.3 Inch*   - 1.6 Inch*

Abdomen girth in Inch

39
38
37
36

Initial conditions   After 4 weeks   After 8 weeks

*p<0.0001 versus initial conditions

BEFORE   **AFTER**



Enhanced Benefits

Proven Cellulite Reduction and Visible Improvements…



Reduction of the Dermis-Hypodermis Junction

■ Placebo ■ 2 % Shape Accelerator

-16.6 %*

-18.2 %*

Decrease of the DHJD compared to initial conditions in %

After 4 weeks   After 8 weeks

*p<0.0055 versus initial conditions



Shape Accelerator's formula also targets cellulite, reducing the 'glueing' of skin layers that causes the dimpled 'orange peel' appearance. In our test group, visible results were noticeable within 4 weeks, and after 8 weeks, the reduction in both fat and cellulite was remarkable.

BEFORE   AFTER



More to Come

Development Never Stops...



Shape Accelerator is developing three new products designed to enhance health and wellbeing. Like our original formula, they will be based on natural active ingredients.



Get beach-ready by applying **Shape Accelerator** today. Now available through our website:

 www.shapeaccelerator.com





SHAPE
ACCELERATOR

Bring back the beauty in your body...

ShapeAccelerator BV
Kapellerlaan 19
6041JB Roermond
The Netherlands
KvK 83549692
www.shapeaccelerator.com

ShapeAccelerator USA LLC

7901 4th St N Ste 300
St Petersburg - FL 33702
United States of America
EIN 92-2557462
www.shapeaccelerator.com